FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2003

Euro Tech Holdings Company Limited

(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-               .

Euro Tech Holdings Company Limited

Form 6-K

Exhibits

Exhibit No.	Description

99.1

Certificate of Principal Executive Officer, dated June 27, 2003, pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002 in connection with the Annual Report on Form 20-F for the year ended December 31, 2002.

99.2

Certificate of Principal Financial Officer, dated June 27, 2003, pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002 in connection with the Annual Report on Form 20-F for the year ended December 31, 2002.

Other Matters

On June 27, 2003, Euro Tech Holdings Company Limited (the “Company”) filed its Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) with the Securities and Exchange Commission. In connection with the filing of the Form 20-F, the certifications of the Company’s Chief Executive Officer, T.C. Leung, and Chief Financial Officer, Jerry Wong, were submitted to the Securities and Exchange Commission with the Form 20-F as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

These certificates are being furnished herewith solely to accompany the Form 20-F pursuant to 18 U.S.C. Section 1350, the information in this report (including the exhibits thereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, the information in this report (including the exhibits hereto) is not to be incorporated by reference into any of the Company’s filings with the Securities and Exchange Commission, whether filed prior to or after the furnishing of these certificates, regardless of any general or specific incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: June 27, 2003	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer
and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description

99.1

Certificate of Principal Executive Officer, dated June 27, 2003, pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002 in connection with the Annual Report on Form 20-F for the year ended December 31, 2002.

99.2

Certificate of Principal Financial Officer, dated June 27, 2003, pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002 in connection with the Annual Report on Form 20-F for the year ended December 31, 2002.